UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission File Number : 0-6233

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

1st SOURCE CORPORATION EMPLOYEE STOCK OWNERSHIP AND PROFIT SHARING PLAN

B. Name of issuer of the securities help pursuant to the plan and the address of its principle executive office:

1st Source Corporation
100 N. Michigan Street
South Bend, Indiana, 46601

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011,
and the Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

Audit Committee of the Board of Directors
1st Source Corporation

We have audited the accompanying statements of net assets available for benefits of 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Chicago, IL
June 20, 2013

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Cash	$87,425	$119,910

Investments at fair value:
Mutual funds	83,187,187	55,143,728
1st Source Corporation common stock	32,517,430	38,256,127
1st Source Bank common trust funds	24,951,327	41,103,072
Total investments	140,655,944	134,502,927

Receivables:
Notes receivable from participants	1,101,663	1,037,500
Employer contributions	4,558,367	4,318,911
Total receivables	5,660,030	5,356,411

Total assets	146,403,399	139,979,248

Liabilities
Excess contributions payable	71,529	37,436
Trade payable	36,323	113,968
Total liabilities	107,852	151,404

Net assets available for benefits, at fair value	146,295,547	139,827,844
Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	119,484	56,719
Net assets available for benefits	$146,415,031	$139,884,563

See accompanying notes.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions
Investment income – interest and dividends	$2,568,111

Interest income on notes receivable from participants	55,031

Contributions:
Employer – cash	1,757,275
Employer – noncash	2,801,092
Participants	4,857,023
Rollover	1,090,020
10,505,410

Net realized and unrealized appreciation in fair value of investments	2,336,825
Total additions	15,465,377

Deductions
Benefits paid to participants	8,812,754
Administrative fees	122,155
Total deductions	8,934,909

Net increase in net assets available for benefits	6,530,468

Net assets available for benefits:
Beginning of year	139,884,563
End of year	$146,415,031

See accompanying notes.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

General

The 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan (the Plan) is a defined contribution plan offered to all employees of 1st Source Corporation (1st Source) and its subsidiaries who have at least 90 consecutive days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Executive Compensation and Human Resources Committee is responsible for the general administration of the Plan. 1st Source Bank is the trustee of the Plan. Swerdlin & Company is the record-keeper of the Plan.

Effective January 1, 2011, eligible participants are automatically enrolled in the Plan once they have completed 90 consecutive days of service unless they affirmatively decline to participate. The Plan has an automatic pre-tax deferral of 4% of compensation if a participant does not elect a different compensation deferral percentage.

Contributions

Participants are permitted to defer up to 100% of their annual eligible compensation on a pre-tax basis, up to $17,000, as defined by Internal Revenue Service (IRS) limits, as a salary reduction contribution to the Plan. In addition, participants age 50 or older may elect to defer up to an additional $5,500 in 2012 and 2011, called catch-up contributions, to the Plan. Participants direct their contributions into various investment options offered by the Plan. The Plan currently offers 10 different fund options, one of which is primarily 1st Source common stock.

The Plan provides for the following 1st Source contributions:

Matching contribution – contribution is discretionary. The first 4% of a participant’s eligible compensation contributed to the Plan is matched 100%, and the next 2% of a participant’s eligible compensation contributed to the Plan is matched 50%.

2% employer contribution – equals 2% of each eligible participant’s eligible annual compensation.

Discretionary profit sharing contribution – contribution is discretionary and determined annually by the Board of Directors.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Regular contribution – contribution is discretionary and determined annually by the board of directors.

All 1st Source contributions may be made in either cash or shares of 1st Source common stock. Cash contributions are invested in a diversified portfolio of funds as directed by the 1st Source Retirement Plan Committee.

Participant Accounts

The Plan provides participants with an Employee Stock Ownership Plan (ESOP) account and a 401(k) account. The ESOP account is made up of participant and 1st Source contributions invested in 1st Source common stock and cash not yet invested in common stock. The 401(k) account consists of participant and 1st Source contributions not invested in 1st Source common stock, including amounts previously included in the ESOP account that a participant elected to diversify. Participants may elect to have dividends paid on the 1st Source common stock held in their ESOP account either in cash or remain in the Plan and be reinvested in additional shares of 1st Source common stock.

Each participant’s account is credited with the participant’s contribution and an allocation of (a) 1st Source’s contribution and (b) the Plan’s earnings. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Vesting of the 1st Source Employer Contributions, including match, 2% employer contribution, discretionary profit sharing, and regular contributions, is based on years of credited service. A credited year of service is at least 1,000 hours worked in a 12-month period. A participant is 10%, 20%, 40%, 60%, or 100% vested after completing one, two, three, four, or five or more years of credited service, respectively. A participant can also become 100% vested upon reaching early retirement age, normal retirement age, or disability.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

Upon termination of employment, participants forfeit their non-vested balances. Forfeitures of non-vested terminated participants’ accounts are used to pay plan expenses and offset employer contributions. Unallocated forfeitures amounted to $61,690 and $94,138 as of December 31, 2012 and 2011, respectively. Forfeitures were used to pay Plan expenses for 2012.

Participant Loans

Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant’s vested balance from his or her 401(k) account or $50,000. The loans are collateralized by the participant’s vested account balance and bear interest at fixed rates of 1% above 1st Source Bank’s (a wholly owned subsidiary of 1st Source) prime rate. The loans are repayable over 5 years except for loans used to acquire or construct a participant’s principal residence, in which case the repayment term may exceed 5 years but no more than 15 years.

Payment of Benefits

On termination of service, a participant generally receives a lump-sum amount equal to the value of his or her vested account balance. Benefits of money purchase account amounts are subject to joint survivor and annuity requirements.

Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS, and a participant must exhaust all available loan options prior to requesting a hardship withdrawal.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include record-keeping fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intention to do so, 1st Source has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the summary plan description or plan document for a more complete description of the Plan’s provisions. Copies are available from the 1st Source Human Resources Department.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The financial statements of the Plan are presented on the accrual basis and are prepared in conformity with United States generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a terminated participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the terminated participant’s vested balance is reduced and a benefit payment is recorded.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable participants prior to March 15, 2013.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for further discussion and disclosures related to fair value measurements.

The 1st Source Bank Employee Benefit Guaranteed Income Fund merged with another fund that was previously not part of the Plan and changed its name to the 1st Source Employee Benefit Low Risk Fund effective August 17, 2011. The 1st Source Bank Employee Benefit Low Risk Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

U.S. GAAP establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used in the measurement are observable or unobservable. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect estimates about market data. The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market data.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The hierarchy established gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Plan’s investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement.

The three levels of the fair value hierarchy and its applicability to the Plan’s investments are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•
Level 2 – Quoted prices for similar assets or liabilities or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to the security.

•
Level 3 – Pricing inputs are unobservable for the asset or liability. That is, inputs that reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes private portfolio investments that are supported by little or no market activity.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2011-04, Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 changed the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Consequently, the amendments in this update result in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs). ASU 2011-04 was effective prospectively during interim and annual periods beginning on or after December 15, 2011. Early application by public entities was not permitted.  Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

3. Investments

During 2012, the Plan’s investments (including investments purchased, sold, as well as held during the year) (depreciated) appreciated in value as follows:

Year Ended December 31 2012

1st Source Corporation common stock	$(5,021,457)
Mutual funds	4,514,277
1st Source Bank common trust funds	2,844,005
Net realized and unrealized appreciation in fair value of investments	$2,336,825

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets is as follows:

	December 31
	2012	2011

1st Source Corporation common stock*	$32,517,430	$38,256,127
Wasatch-1st Source Income Fund*	20,960,561	18,919,021
Robeco BP All Cap Value Fund*	16,018,270	(a)
Wasatch Large Cap Value Fund*	(a)	14,837,919
1st Source Bank Employee Benefit Low Risk Fund*	13,104,920	12,892,983
Vanguard 500 Index Fund	11,907,932	(a)
1st Source Bank Employee Benefit International Equity Fund	11,846,407	10,083,151
Fidelity Contrafund #022	11,697,440	9,532,766
Vanguard Wellington Fund	10,837,319	(a)
1st Source Bank Employee Benefit Balanced Fund*	(a)	9,438,558
1st Source Bank Employee Benefit Aggressive Fund*	(a)	8,688,380

*Includes nonparticipant-directed investments.

(a) Investment less than 5%.

4. Nonparticipant-Directed Investments

Nonparticipant-directed investments are put into participants’ accounts by the employer (match, profit sharing, and 2%). Employees do not get to select or direct into which funds or investments the employer contributions are deposited.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments (continued)

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:
	December 31
	2012	2011
Net assets
1st Source Corporation common stock	$17,987	$20,060
1st Source Corporation mutual funds	30,572,866	28,695,221
1st Source Bank common trust funds	6,681,193	6,154,620
Total net assets – nonparticipant-directed investments	$37,272,046	$34,869,901

Year Ended December 31 2012
Changes in net assets
Investment income	$743,104
Contributions	1,675,729
Benefits paid to participants	(2,441,486)
Net realized and unrealized depreciation in fair value of investments	2,424,798
Total changes in net assets – nonparticipant-directed investments	$2,402,145

5. Fair Value Measurements

Securities traded on a national securities exchange, securities traded in the over-the-counter market, and listed securities are valued on a daily basis at the last reported closing price. The fair value of mutual funds is stated at the net asset value (NAV) as reported by the funds on the last business day of the plan year. Common trust funds are valued using the NAV as the practical expedient. The 1st Source Bank Employee Benefit Low Risk Fund is designed to deliver safety and stability by preserving principal and accumulating earnings. The 1st Source Bank Employee Benefit International Equity Fund is designed to provide a diversified portfolio of international equity investments which are subject to equity market risk, currency risk, and other risks associated with foreign investments.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

Participant-directed redemptions have no restrictions. The fair value of these funds has been estimated based on the fair value of the underlying investments as reported by the issuer of the funds.

The following table summarizes the Plan’s investments that are measured at fair value by level within the fair value hierarchy:

	Level 1	Level 2	Level 3

1st Source Corporation common stock	$32,517,430	$–	$–
Mutual funds:
U.S. equities	83,187,079	–	–
International equities	108	–	–
1st Source Bank common trust funds	–	24,951,327	–
Balance at December 31, 2012	$115,704,617	$24,951,327	$–

1st Source Corporation common stock	$38,256,127	$–	$–
Mutual funds:
U.S. equities	55,143,637	–	–
International equities	91	–	–
1st Source Bank common trust funds	–	41,103,072	–
Balance at December 31, 2011	$93,399,855	$41,103,072	$–

No transfers between levels occurred during 2012.

6. Related-Party Transactions

The Plan holds units of common/collective trust funds managed by 1st Source Bank, the trustee of the Plan. The Plan also invests in the common stock of 1st Source. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2012, the Plan received $1,023,538 in common stock dividends from 1st Source.

All expenses incurred in administration of the Plan are paid by 1st Source or by the Plan.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

7. Income Tax Status

The Plan has received a determination letter from the IRS dated March 26, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2009.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
	December 31
	2012	2011

Net assets available for benefits per the financial statements	$146,415,031	$139,884,563
Benefit claims payable	(54,657)	(26,462)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(119,484)	(56,719)
Net assets available for benefits per the Form 5500	$146,240,890	$139,801,382

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2012, to the Form 5500:

Benefits paid to participants per the financial statements	$8,812,754
Add: amounts allocated to withdrawing participants at December 31, 2012	54,657
Less: amounts allocated to withdrawing participants at December 31, 2011	(26,462)
Benefits paid to participants per the Form 5500	$8,840,949

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not paid as of that date.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2012:

Total additions per the financial statements	$15,465,377
Less: adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2012	(119,484)
Add: adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011	56,719
Add: excess contributions made in the year ended December 31, 2012	71,529
Total income per the Form 5500	$15,474,141

Supplemental Schedule

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN: 35-1068133 Plan Number: 003

December 31, 2012

	Identity of Issuer, Borrower, Lessor,
	or Similar Party	Description of Investment		Cost	Current Value

	Common stock
*	1st Source Corporation	1,472,043	shares	$24,457,769	$32,517,430

	Mutual funds
	Wasatch-1st Source Income Fund	2,017,378	shares	20,280,434	20,960,561
	Robeco BP All Cap Value Fund	1,020,922	shares	15,936,433	16,018,270
	Vanguard 500 Index Fund	109,730	shares	11,633,310	11,907,932
	Fidelity Contrafund #022	150,799	shares	9,479,032	11,697,440
	Vanguard Wellington Fund	185,412	shares	10,834,139	10,837,319
	Wasatch Long Short Fund	478,331	shares	5,560,280	6,663,152
	Stratton Small Cap Value Fund	92,134	shares	4,330,818	5,102,405
	Morgan Stanley Institutional International Equity Fund I	8	shares	99	108
				78,054,545	83,187,187
	Common trust funds
*	1st Source Bank Employee Benefit Low Risk Fund	438,606	units	12,260,877	13,104,920
*	1st Source Bank Employee Benefit International Equity Fund	400,128	units	11,484,741	11,846,407
				23,745,618	24,951,327

*	Loans to participants	Interest rates ranging from
		5.25% – 11.50%,
		maturities through 2026		–	1,101,663
				$126,257,932	$141,757,607
*	Indicates party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

1st SOURCE CORPORATION
EMPLOYEE STOCK OWNERSHIP AND PROFIT
SHARING PLAN

By the Plan Administrator
1st Source Corporation

Date:	June 20, 2013	/s/TINA H. PERKINS
Tina H. Perkins, Senior Vice President